VIA EDGAR                                                                                                                                March 5, 2013

Jamie John
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:	The Graystone Company, Inc..
Form 8-K filed February 15, 2013
File No. 000-54254

On behalf of The Graystone Company, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated February 21, 2013.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Item 4.01   Changes in Registrant's Certifying Accountant

1.
Please amend your Form 8-K to address the uncertainty related to your ability to continue as a going concern, which is disclosed in the Report of Independent Registered Public Accounting Firm on your financial statements for the year ended December 31, 2011. Note that such disclosure is required by Item 304(a)(1)(ii) of Regulation S-K.

Revised to include the requested information.

2.
We note that the disclosure regarding the opinion issued by Sam Kan & Company indicates that the opinion covered the nine months ended December 31, 2011. However we further note that the opinion filed in your Form 10-K covered the year ended December 31, 2011. Please revise your disclosure accordingly.

Revised to correct the typo.

3.
We note your disclosure regarding the engagement of Goldman Accounting Services, PLLC (Goldman) addresses consultations during the year ended December 31, 2011.  Please revise your Form 8-K to disclose whether there were any consultations with Goldman during the two most recent fiscal years (December 31, 2011 and 2010) and subsequent interim period through the date they were engaged. Refer to Item 304(a)(2) of Regulation S-K.

Revised to include the requested information.

4.	In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

The letters where attached.

Further, please note the Company acknowledges that:

☐	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
☐	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
☐	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

The Graystone Company, Inc.

By: /s/ Joseph Mezey
Name: Joseph Mezey
Title: President/Secretary